EXHIBIT 99.1

SCHOOL SPECIALTY, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FISCAL YEARS ENDED APRIL, 26, 2003, APRIL 24, 2004 AND APRIL 30, 2005

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period	Date
Allowance for doubtful accounts	April 27, 2002 April 26, 2003 April 24, 2004	2,719,000 3,796,000 6,627,000	793,000 409,000 945,000	934,000 2,623,000 84,000	(a) (a) (a)	(650,000 (201,000 (3,591,000	)(b) )(b) )(b)	3,796,000 6,627,000 4,065,000	April 26, 2003 April 24, 2004 April 30, 2005

Restructuring reserve	April 27, 2002 April 26, 2003 April 24, 2004	863,000 457,000 241,000	— — —	— — —		(406,000 (216,000 (241,000	) ) )	457,000 241,000 —	April 26, 2003 April 24, 2004 April 30, 2005

(a)	Allowance for doubtful accounts acquired in purchase acquisitions.
(b)	Represents write-offs of uncollectable accounts receivable offset by recoveries of previously written-off accounts receivable.